SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                      For the month of __December__, 2003__

              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)




December 2003   Issue No. 16

As a listed private equity fund of funds and fund advisory business, SVIIT provides both high net worth investors and smaller institutions access to private equity returns that have historically been available only to large institutions.

SVIIT's principal investment objective is to achieve capital appreciation by investing in an international portfolio of buy-out and development capital funds managed or advised by Schroder Ventures or Permira. Over the last five years, SVIIT has produced compound growth in net assets per share of 16%1 p.a., outperforming its peer group of listed private equity companies and public market indices.

To complement its principal investment objective and create income and capital streams for SVIIT, its fund advisory business structures, markets, manages or advises products for investment in both private equity and public equity using private equity techniques.

1 At 30 June 2003

Recent Key Events:

- Investment in Inmarsat - a leading provider of global mobile satellite communication services.
- Realisation of the majority of Sirona Dental Systems - partial realisation of the dental equipment division of Sirona was sold at a 23% premium to the gross valuation for the entire company at June 2003.
- Realisation of TFL - at a 22% premium to the June 2003 valuation and a 71% premium to cost.
- Capital Raising - 10.2 million of new shares were placed at 468p, a 5.4% premium to fully diluted June 2003 NAV, raising GBP47.9 million.
- Final Close of P123 - P123 the fund of Permira pan-European buy-outs funds had a final close with total external capital raised of EUR167 million.
- Increased commitment to Permira Europe III - following the final close of P123, EUR83 million of P123's commitment to Permira Europe III has been transferred to SVIIT. SVIIT's total direct commitment to Permira Europe III is now EUR508 million.
- First close of Schroder Private Equity Fund of Funds II - at EUR110 million with a final close expected in April 2004.
- Launch of the SVIIT UK Focus Fund and the GAM SVIIT UK Focus Fund - launch of Dublin listed OEIC and signing of a distribution agreement between GAM and SVIIT to distribute the GAM SVIIT UK Focus Fund.

Highlights from the 30 June 2003

Interim Accounts

- Net assets broadly in-line with December 2002 at GBP462.4 million (fully diluted 444.2p per share)
-    Solid performance in a difficult operating environment
- At the underlying portfolio company level, cash generation and resulting reduced debt levels have meant that, despite overall flat earnings growth, portfolio company valuations have remained stable, even though average
     EBIT multiples used to value the portfolio have decreased
-    Compound growth rate in NAV per share of 16% per annum over five years


SHARE PRICE, ESTIMATED NAV VS.
FTSE ALL-SHARE AND FTSE WORLD
graph

Source: Datastream Estimates


                                            COMPOUND ANNUAL NAV & SHARE PRICE GROWTH RATE

                                                  1 Year       2 Years       3 Years      4 Years       5 Years
 NAV per share *                                      9%            5%            0%           9%           16%
 Share Price **                                      32%           18%          (1)%          11%           25%

   * based on NAV at 30 June 1998 and 30 June 2003
   **based upon share price at 16 December 1998 (155.5p) and 16 December 2003 (483p)


Major Developments Since 30 June 2003

INVESTMENTS

Seven new investments and nine follow-on investments were made in the six-month period. Including SEAT Pagine Gialle, Holmes Place and Rodenstock, which were announced at the interim results, SVIIT has paid GBP85.3 million of calls since June 2003. SVIIT's investment in Inmarsat is not included in this figure.

Inmarsat - funds advised by Permira and Apax Partners announced an offer for the share capital of Inmarsat which was finalised in December 2003. Inmarsat is a leading provider of global mobile satellite communication services having been designing, implementing and operating satellite networks for over 23 years. The company's services include voice, fax, intranet and internet access and other data services used by multinational corporations, government agencies, media and international aid organisations and other users in the maritime, land and aeronautical sectors.

SVIIT's direct and indirect1 share of this investment will be approximately GBP13.8 million. Other new investments were:


 Company                              Country            Sector
 Concentric                           US                 Life Sciences
 Lorantis                             UK                 Life Sciences
 Rinat                                US                 Life Sciences


REALISATIONS

There appears to be some signs of an improvement in exit activity. A number of IPOs have been announced or launched in the last half of 2003, and whilst the capital markets remain fragile, investors' appetite for new issues appears to be improving. Historically the majority of SVIIT's realisations have been trade sales and this improved sentiment in the capital markets is beginning to filter through to trade buyers, who seem to have a renewed interest in acquiring strategic assets. In addition, there have also been a number of instances of secondary buy-outs with private equity firms acquiring assets from other private equity firms, for example the realisations of Sirona Dental Systems and TFL.

Partial Realisation of Sirona Dental Systems - funds advised by Permira have sold the dental equipment division of Sirona, valuing SVIIT's gross direct and indirect1 investment in this division of Sirona at GBP26.6 million. The gross value of this partial realisation compares to a gross valuation of SVIIT's entire holding in Sirona at June 2003 of GBP21.5 million2, an uplift of 23%. Allowing for the provision of carry, the net value of this partial realisation for SVIIT is GBP21.2 million2. SVIIT expects to receive net proceeds of GBP17.8 million from the sale in January 2004, the remainder being held within P123 for reinvestment in Permira Europe III.

Funds advised by Permira have retained their investment in Demedis, the dental distribution division of Sirona. The completion of the sale is subject to approval of anti-trust authorities.

1 through its holding in P123

2 taking into account the transfer of EUR105 million of Permira Europe I & II assets to P123 at its final close. In return, SVIIT has a 38% holding in P123.


Realisation of TFL - funds advised by Permira have realised their entire holding in TFL, valuing SVIIT's total direct and indirect1 investment in this company at GBP11.3 million2, a 22% uplift to the June 2003 valuation of GBP9.3 million2. SVIIT has received proceeds of GBP10.7 million from the sale, the remainder being held within P123 for reinvestment in Permira Europe III.

Other realisations include:


 Company                              Country            Type of Realisation
 Birthdays                            UK                 Partial
 Culture Club                         Japan              Full
 Gaga Communications                  Japan              Full
 Palini e Bertoli                     Europe             Full
 Weathernews                          Japan              Partial



VALUATIONS
SVIIT's underlying portfolio of companies will be revalued at 31 December 2003 in accordance with British Venture Capital Association (BVCA) guidelines and will be announced in March 2004.

FUND COMMITMENTS
SVIIT committed EUR425 million to Permira Europe III at its final close of EUR5 billion in October. Since the final closing, EUR83 million of P123's commitment to Permira Europe III has been transferred to SVIIT at its final close (see below), bringing SVIIT's total direct commitment to Permira Europe III to EUR508 million.

CAPITAL RAISING
In October, SVIIT placed 10.2 million of new shares at 468p, a 5.4% premium to fully diluted June 2003 NAV per share (444p). The placing raised GBP47.9 million of new capital for SVIIT, which will be used to continue SVIIT's strategy of investing in buy-out and development capital funds managed or advised by Permira and Schroder Ventures and for general corporate purposes.

FUND ADVISORY BUSINESS
Final Close of P123 - P123, the fund of Permira pan-European buy-out funds, has received applications and commitments from external investors of EUR167 million at its final closing. Consequently, SVIIT has transferred EUR105 million of assets in Permira Europe I and II to P123, at 30 June 2003 valuations, in return for a 38% holding in the company. At its final closing, P123 had a portfolio of EUR105 million of secondary assets in Permira Europe I and II and an uncalled commitment of EUR367 million to Permira Europe III. The remainder of P123's commitment to Permira Europe III of EUR83 million has been transferred to SVIIT, bringing SVIIT's total direct commitment to Permira Europe III to EUR508 million.

First Closing of Schroder Private Equity Fund of Funds II - had a first closing in October at EUR110 million and will remain open until April 2004. This fund follows the successful closing of the EUR242 million Schroder Private Equity Fund of Funds I in June 2002. SVIIT UK Focus Fund - as announced at the interim results, the SVIIT Public Equity Products Team has launched the SVIIT UK Focus Fund. The fund is a Dublin listed open-ended investment company investing in publicly quoted companies using a combination of private equity and value investing techniques. The fund was launched in August, raising GBP16 million, and at 30 November 2003 had grown to GBP25 million. The fund currently has holdings in 14 companies. All of the companies bought to date by the fund have similar characteristics; they are highly cash-generative with strong growth prospects that the team believe have not been fully recognised by the public market.

In addition, SVIIT has recently signed a distribution agreement with GAM whereby GAM will distribute a feeder vehicle into the SVIIT UK Focus Fund to their clients.


MARKET COMMENTARY

Europe
2003 looks set to be the second consecutive year in which investments made by private equity funds in Europe will have exceeded new funds raised by the industry. Industry sources estimate that an approximate EUR20 billion has been raised for European private equity in 2003.

Whereas the fundraising environment has been difficult in light of global economic uncertainty, investment activity in Europe has remained relatively robust, especially in comparison to the US market. A recent report by J P Morgan suggests that between 2000 and 2003 to date, Europe has accounted for 63% of the $292 billion of global private equity M&A activity, compared to the US at 32%. Similarly, the number of deals transacted in Europe over the same period has been more than double that in the US.

Strong supply side fundamentals in relation to the availability of investment opportunities appear to have persisted in Europe. Conglomerates continue to be under pressure from both banks and shareholders to restore balance sheets over leveraged by cash funded acquisitions in the late 1990s. Similarly other factors such as European integration, family succession and shareholder issues coupled with limited competition from trade buyers have continued to provide opportunities for private equity acquirers. This has been particularly evident at the larger end of the market where Europe has accounted for seven out of the 10 largest private equity sponsored transactions over the last four years.

Finally, in recent months there have been some signs of an improvement in exit activity. Although still early days, there has been some evidence of increased activity in capital markets, and of renewed interest by trade participants for strategic assets. There have also been a number of instances of financial buyers acquiring assets from other private equity funds.

United States
Despite continued concerns about terrorism, the impact of the war in Iraq and corporate scandals involving accounting irregularities, the US economy has been showing recent signs of improvement and is forecast to grow at over 3% in 2004. Moreover, low interest rates and more reasonable valuations have created attractive investment opportunities for private equity firms.

After two years of declining venture investing, there was a slight rise by value in the second quarter of 2003 over the previous period. The buy-out market showed a similar trend to that of Europe, with the value of deals falling but the number increasing compared to the first quarter.

We believe that the current market conditions continue to be favourable for disciplined private equity investing, and there are some signs that deal activity and the exit environment may be improving.

Asia
Following the trend established by public markets elsewhere in the world, public markets across Asia have rallied in the second half of 2003. In addition to benefiting from improving global equity valuations, the region has benefited from a post-SARs rebound and reduced political risk. After several years of cost cutting many economies in the region have benefited from a 'return to growth' mode. This has filtered through to domestic economies, in particular India and Thailand, both of which have experienced rapid growth in consumer spending and renewed consumer loan growth. Economies across the region have also have benefited from a general shift in manufacturing to Asia.

Improving market conditions have had a positive impact on existing portfolio companies as investor interest has increased listed company valuations and restored market liquidity.

Life Sciences
The fundamentals of the life sciences sector remain good with favourable demographics and high barriers to entry once products are approved. More and more biotech companies are turning profitable, product pipelines continue to widen and mature and there are more late stage compounds in development than ever before. The biggest issue facing the drug industry is a lack of new product opportunities and biotech companies are well placed to take advantage of this, as pharmaceutical companies are willing to enter strategic partnerships even at early development stages.

There have been a number of drivers of the recovery in the sector. An increased appetite for risk and a broad bullish market direction have rewarded higher beta groups such as biotech and technology. The rally has been underpinned by the release of better than anticipated earnings by a number of large, profitable biotech companies, with sales of approved products going strongly. While earnings growth may be an issue in the pharmaceutical sector, biotech companies continue to post strong results with a number of companies recently moving into profitability. Positive sentiment around the regulatory environment has also drawn interest to the sector.

A handful of biotech companies with later stage pipelines have completed IPOs in the US in 2003 although performance in the aftermarket has been generally weak. Financing of unquoted biotech companies has held up relatively well, despite the correction in the market since 2000. However until recently the IPO window had been closed for a year, which meant that private equity funds had to fund existing portfolio companies for longer and new investments have tended to be made in later stage companies closer to a potential revenue stream. Financing rounds have generally been larger in size in order to fund companies for longer and deals are taking longer to complete, as investors have become more valuation sensitive.


Head Office:
Schroder Ventures (London) Limited
Burleigh House, 357 Strand, London WC2R 0HS
Telephone 020 7010 8900  Fax 020 7240 5346
Contact: Alice Todhunter

Registered Office:
Schroder Ventures International Investment Trust plc
Schroder Investment Management, 31 Gresham Street, London EC2V 7QA Telephone 020 7658 3206 Fax 020 7658 3538
Contact: John Spedding







SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



              SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC




Date: 23 December 2003


                                By:/s/John Spedding
                                      John Spedding
                                      Company Secretary
                                      For and on behalf of Schroder Investment
                                      Management Limited, Secretaries